C3 Bullion, Inc.
February 15, 2024

Division of Corporation
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Kate Beukenkamp

Re: C3 Bullion, Inc. Offering Statement on Form 1-A, as amended,
Filed December 5, 2023, File Number 024-12367

Dear Ms. Beukenkamp,

Pursuant to your call yesterday with counsel, we are hereby amending the above captioned Offering Statement on Form 1-A, as amended (the Offering Statement), of C3 Bullion, Inc. to include updated/correct versions of the Certifcate of Incoproation and Bylaws of the issuer.


Respectfully submitted,

Christopher Werner,
Chairman and CEO

C3 Bullion, Inc.
875 N. Michigan Avenue, Suite 3100
Chicago, IL 60611
Tel: 920-207-0100
support@C3Bullion.com and www.C3Bullion.com